NEWS

FOR IMMEDIATE RELEASE

RUSSEL METALS ANNOUNCES Consent Solicitation Relating to its 6 3/8% Senior Notes due March 1, 2014

TORONTO, CANADA -- May 4, 2006 -- Russel Metals Inc. (RUS - TSX) today announced that it has commenced a solicitation of consents from holders of its outstanding US$175,000,000 aggregate principal amount of 6 3/8% Senior Notes due March 1, 2014 (CUSIP 781903AG4, ISIN US781903AG47) to amendthe provisions of the indenture relating to the Senior Notes.  The amendment would change the reporting obligations of Russel Metals under the indenture to require Russel Metals to file only with applicable Canadian provincial securities regulators all annual reports, quarterly reports and other documents that are required to be so filed under applicable Canadian provincial securities laws.  Russel Metals is currently a reporting issuer in all provinces of Canada and files annual reports, quarterly reports and other documents under applicable Canadian provincial securities laws.  Russel Metals' common shares are listed on the Toronto Stock Exchange.

The approval of the proposed amendments requires the consent of holders of at least a majority in aggregate principal amount of the outstanding Senior Notes.  The fee to be paid for each consent properly delivered and not revoked prior to the expiration of the consent solicitation is US$5.00 for each US$1,000 principal amount of Senior Notes.  The consent solicitation will expire at 5:00 P.M., New York City time, on May 17, 2006, unless extended.   The terms and conditions of the consent solicitation are more fully described in the Consent Solicitation Statement dated May 4, 2006.

Russel Metals has engaged Citigroup Corporate and Investment Banking to act as solicitation agent in connection with the consent solicitation.  Questions regarding the consent solicitation should be directed to Citigroup Corporate and Investment Banking, Liability Management Group at (800) 558-3745 (toll-free) or (212) 723-6106.  Requests for documentation may be directed to Global Bondholder Services Corporation, the information and tabulation agent for the consent solicitation, at (866) 470-4500 (toll-free) or (212) 430-3774.

This announcement is not a solicitation of consents with respect to any securities.  The consent solicitation is being made solely by the Consent Solicitation Statement dated May 4, 2006.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Web site: www.russelmetals.com